

Mail Stop 3233

August 7, 2017

Via E-Mail
David M. Blackman
Chief Executive Officer
Tremont Mortgage Trust
Two Newton Place, 255 Washington Street, Suite 300
Newton, Massachusetts 02458-1634

> **Re: Tremont Mortgage Trust**
> **Amendment No. 1 to Registration Statement on Form S-11**
> **Filed August 3, 2017**
> **File No. 333-219205**

Dear Mr. Blackman:

We have reviewed your amended registration statement and have the following comments. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Draft 5.1 Opinion

1.   Paragraph 4 on page 2 contains counsel's assumption that all representations, warranties, statements and information contained in the Documents are true and complete. Please revise to confine this assumption to factual representations, warranties, statements and information.

2.   Please have counsel update the opinion when the Company files the Articles of Amendment and Restatement with the SDAT. In this regard, the assumption contained in paragraph 4 on page 2 appears overly broad to the extent it includes reference to the form of Articles of Amendment and Restatement referenced in paragraph 3 on page 1 of the opinion.

You may contact Jorge L. Bonilla, Staff Accountant, at (202) 551-3414 or Jennifer Monick, Assistant Chief Accountant, at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our prior comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Kasey Robinson, Staff Attorney, at (202) 551-5880 or me at (202) 551-3215 with any other questions.

Sincerely,

/s/ Kim McManus

Kim McManus
Senior Attorney
Office of Real Estate and
Commodities

cc: Margaret R. Cohen
        Skadden, Arps, Slate, Meagher & Flom LLP